

Mail Stop 4561

June 3, 2010

Wilson Cheung
Chief Executive Officer
China Multimedia, Inc.
Room 2213-14, 22nd Floor, Jardine House
1 Connaught Place, Central, Hong Kong

> **Re: China Multimedia, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 26, 2010**
> **File No. 000-52388**

Dear Mr. Cheung:

This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements Regarding Forward Looking Information, page 4

1.   As a penny stock issuer, you are not entitled to rely upon the safe harbors provided by the Litigation Reform Act. Refer to Section 21E(b)(1)(C) of the Securities Exchange Act of 1934. Please remove your reference to the safe harbor and the Litigation Reform Act.

Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 7

2.   Please revise your filing to indicate whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common for any purpose, including future acquisitions and/or financings. If so, please revise your disclosure to include materially complete descriptions of the future acquisitions and financing transactions. If not, please clearly state that you

have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

3.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel